
        GIORDANO, HALLERAN & CIESLA
         A PROFESSIONAL CORPORATION                    JOHN C. GIORDANO, JR.   PAUL T. COLELLA
                                                       FRANK R. CIESLA         GERALD P. LALLY
              ATTORNEYS AT LAW                         BERNARD J. BERRY, JR.   SEAN E. REGAN
                                                       THOMAS A. PLISKIN       JAY S. BECKER                OF COUNSEL:
             PLEASE RESPOND TO:                        JOHN A. AIELLO          TIMOTHY D. LYONS           JOHN R. HALLERAN
        U.S. POSTAL SERVICE ADDRESS:                   MICHAEL J. GROSS        J. SCOTT ANDERSON         S. THOMAS GAGLIANO
            POST OFFICE BOX 190                        JOHN A. GIUNCO          PETER B. BENNETT           RONALD P. HEKSCH
        MIDDLETOWN, NEW JERSEY 07748                   EDWARD S. RADZELY       LAURENCE I. ROTHSTEIN     DERRICK A. SCENNA
                                                       SHARLENE A. HUNT        ROBERT J. FEINBERG      ROBERT E. BRENNAN, JR.
                    OR:                                PHILIP D. FORLENZA      PATRICK S. CONVERY
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:           MICHAEL J. CANNING |_|  MICHAEL A. PANE, JR.           -------
             125 HALF MILE ROAD                        PAUL H. SCHNEIDER       MICHAEL J. VITIELLO
         RED BANK, NEW JERSEY 07701                    ELIZABETH CHRISTIAN     STEVEN M. DALTON           JOHN C. GIORDANO
                                                       ANDREW B. ROBINS        PAMELA J. KNAUER             (1921-1989)
               (732) 741-3900                          MICHAEL A. BRUNO        TIMOTHY J. DENGLER
            FAX: (732) 224-6599                        KURT E. ANDERSON                                       -------

               www.ghclaw.com                               -------                 -------

                                                       TARA PHELAN CARVER      MELISSA V. SKROCKI     |_| CERTIFIED BY
                                                       TARA L. BENSON          AFIYFA H. BOLTON           THE SUPREME COURT
                                                       CATHERINE J. BICK       CRAIG M. GIANETTI          OF NEW JERSEY AS A
                                                       MONICA J. CERES         CHARLES C. JEWELL          CIVIL TRIAL
                                                       RACHEL M. RINNINSLAND   ARI G. BURD                ATTORNEY
                                                       LISA MICELI WATERS      KEVIN B. LEGREIDE
                                                       THEODORE P. BROGOWSKI   DANIEL V. MADRID
                                                       BRIAN H. HARVEY         HUSSAM CHATER

DIRECT DIAL NUMBER             DIRECT EMAIL                                                               CLIENT/MATTER
NO. (732) 741-3900             INFO@GHCLAW.COM                                                             14811-0002

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                                October 21, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  David Roberts
            Mail Stop 4561

      Re:   BigString Corporation
            Amendment No. 1 to Registration Statement on Form SB-2
            File Number 333-127923
            ----------------------

Dear Mr. Roberts:

      Contemporaneously with our submission of this letter to the Securities and Exchange Commission (the "Commission"), our client, BigString Corporation
("BigString"), has submitted to the Commission Amendment No. 1 to its Registration Statement on Form SB-2, prepared for the purpose of registering
15,212,670 shares of BigString's common stock, par value $.0001 per share
("Common Stock"), which may be offered for sale to the public by certain stockholders and warrant holders of BigString.

      A fee of $671.00 payable in connection with this filing was previously submitted by wire transfer on August 28, 2005. The Registration Statement on Form SB-2 has been amended to include for registration an additional 2,443,545 shares of Common Stock which are subject to warrants. As a result of the increase in the number of shares of Common Stock being registered, an additional
$189.00 was submitted by wire transfer to the Commission on October 19, 2005 as payment of the filing fee associated with such shares.

      OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08625,
                             PHONE: (609) 695-3900

GIORDANO, HALLERAN & CIESLA
 A PROFESSIONAL CORPORATION
      ATTORNEYS AT LAW

Securities and Exchange Commission
October 21, 2005
Page 2

      Also transmitted herewith, please find our "Memorandum Summarizing SEC Comments to BigString Corporation's Registration Statement on Form SB-2, Filed August 28, 2005, and Responses Thereto."

      Finally, as requested by the Commission in comment number 82 of the Commission's letter dated September 27, 2005 with respect to BigString's Registration Statement on Form SB-2, we concur with the Commission's understanding that the reference and limitation to the "laws of the State of Delaware" in our opinion filed as Exhibit 5.1 to BigString's Registration Statement on Form SB-2 includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

      Please direct any comments you may have with respect to either Amendment No. 1 to BigString's Registration Statement on Form SB-2 or the contents of this letter to the undersigned at (732) 741-3900.

      Thank you for your attention to this matter.

                                                  Very truly yours,


                                                  /s/ Paul T. Colella


                                                  PAUL T. COLELLA

PTC/lz
cc:  Darin M. Myman